Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Red Robin Gourmet Burgers, Inc.:

We consent to the use of our reports dated February 25, 2020, with respect to the consolidated balance sheets of Red Robin Gourmet Burgers, Inc. (the Company) as of December 29, 2019 and December 30, 2018, the related consolidated statements of operations and comprehensive (loss) income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 29, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 29, 2019, incorporated herein by reference and to the reference to our firm under the heading ‘Experts’ in the prospectus.

Our report refers to a change in method of accounting for leases in 2019.

/s/ KPMG LLP

Denver, Colorado
May 29, 2020